Exhibit 99.1

Evogene Reports Second Quarter 2014 Financial Results

Rehovot, Israel – August 20, 2014 – Evogene Ltd. (NYSE, TASE: EVGN), a leading plant genomics company specializing in enhancing crop productivity for the food, feed and biofuel industries, announced today its financial results for the quarter and six months ended June 30, 2014.

Commenting on the results, Ofer Haviv, Evogene's President and CEO, stated: “Evogene continues to successfully extend the application of its powerful discovery and validation capabilities. Less than a year following its US IPO, the company is actively addressing major needs in four very substantial markets, and is doing so by applying its broadly applicable technology platform to provide unique discovery and development capabilities in each of those areas.”

“The first of these four areas addresses the critical need to enhance agricultural yields by improving seed traits for the major food and feed crops, which also includes providing enhanced resistance to a-biotic stress conditions, such as drought. In this very important area, which was the initial area of market focus for our company, significant emphasis is being given to furthering our product programs in corn and soybean, where we see the highest probability of initial product advancement.”

Mr. Haviv continued, “Our second area of activity addresses improving seed traits to biotic stress conditions, such as those caused by plant diseases and insects. We recently announced our entry to the field of insect resistance, which is the largest segment within this market area. We see insect resistance as an important opportunity for our growth and new product programs over the next few years, and therefore a key activity this past quarter was establishing the necessary infrastructure to support multiple programs in this area. In addition, we were pleased to recently announce our collaboration with US-based Marrone Bio Innovations, a leading provider of bio-based pest management and plant health products. This collaboration is truly synergistic and opportunity expanding for both companies, and contributes a significant asset and accelerator to our insect resistance activities. This recent addition increases the total number of product programs we are managing within our biotic division from four at the beginning of the year, to eight today.”

Mr. Haviv continued, “We are also very pleased with our initial efforts in our newest area of activity - ag-chemicals, where we have doubled our staffing and are building dedicated labs and plant validation systems in support of the division’s growing activities. Our short term expectations for this activity are that during 2015 we will have in place a start-to-end molecular discovery process for this area, including novel target discovery, identification of molecular hits, and molecular validation.”

Mr. Haviv concluded, “Our seed activity, being pursued by our wholly owned subsidiary, Evofuel, remains on track to achieve initial castor grain sales in 2016. We recently harvested over 200 acres of our unique castor varieties in Brazil and the analysis of the yield and harvest results of these pre-commercial fields will provide us with the necessary indications of how well we are tracking towards commercial viability.”

Financial results for the period ended June 30, 2014:

Total Revenues include (i) research and development payments, including up-front payments, and (ii) share purchase related revenues.  Evogene anticipates that longer term, its primary sources of revenues and profits will be future royalties and other revenue sharing amounts, as well as castor seed sales by its wholly owned subsidiary Evofuel.

(i)
Revenues from research and development payments for the six months ended June 30, 2014 were $7.5 million, compared to $7.3 million for the same period in 2013. Revenues for second quarter of 2014 were $3.7 million, compared to $3.5 million for the same period in 2013. These revenues include periodic payments for research and development services generated under the Company's various collaboration agreements with seed companies, as well as up-front payments made under the Company's agreements with collaborators, which are recognized as revenues over the duration of the relevant agreement.

(ii)
Share purchase related revenues result from the required accounting treatment for the past acquisitions of Evogene ordinary shares by Monsanto and Bayer, as well as the put option agreement entered into with Monsanto, all in conjunction with the research and development collaboration agreements signed with these partners. Share purchase related revenues for the six months ended June 30, 2014 were $165 thousand, compared to $1.6 million for the same period in 2013. The second quarter of 2014 includes $83 thousand respectively of share purchase related revenues, compared with $810 thousand for the second quarter of 2013.

Cost of Revenues largely consists of research and development expenses related to the support of the Company’s on-going activities under collaboration agreements with seed companies, all of which provide for future milestone and royalty revenues. Cost of Revenues for the six months ended June 30, 2014 was $5.0 million (including a non-cash expense of $386 thousand for amortization of share-based compensation), compared to $4.7 million (including a non-cash expense of $159 thousand for amortization of share-based compensation) for the same period in 2013. Cost of Revenues during the second quarter of 2014 was $2.4 million (including a non-cash expense of $205 thousand for amortization of share-based compensation), compared to $2.5 million (including a non-cash expense of $66 thousand for amortization of share-based compensation) for the same period in 2013.

Research and Development Expenses, net for the six months ended June 30, 2014, were $6.0 million (including a non-cash expense of $417 thousand for amortization of share-based compensation), compared to $4.7 million (including a non-cash expense of $159 thousand for amortization of share-based compensation) for the same period in 2013. Research and development expenses, net for the second quarter of 2014 were $3.3 million (including a non-cash expense of $221 thousand for amortization of share-based compensation), compared to $2.5 million (including a non-cash expense of $67 thousand for amortization of share-based compensation) for the same period in 2013. These expenses largely relate to self-funded activities primarily focused on the development of new computational genomics and validation technologies in support of both existing and new activities, such as the areas of Biotic Stress and Ag-chemicals. As stated above, research and development expenses do not include such expenses incurred in support of on-going collaborations which are accounted for as cost of revenues.

Business Development Expenses for the six months ended June 30, 2014, were $936 thousand (including a non-cash expense of $186 thousand for amortization of share-based compensation), compared to $532 thousand (including a non-cash expense of $70 thousand for amortization of share-based compensation) for the same period in 2013. Business Development expenses for the second quarter of 2014 were $562 thousand (including a non-cash expense of $86 thousand for amortization of share-based compensation), compared to $305 thousand (including a non-cash expense of $30 thousand for amortization of share-based compensation) for the same period in 2013. This increase reflects costs associated with the Company’s decision to establish dedicated Business Development capabilities within each of its four operating divisions.

General and Administrative Expenses for the six months ended June 30, 2014, were $2.1 million (including a non-cash expense of $760 thousand for amortization of share-based compensation), compared to $1.2 million (including a non-cash expense of $186 thousand for amortization of share-based compensation) for the same period in 2013. General and Administrative expenses for the second quarter of 2014 were $1.2 million (including a non-cash expense of $411 thousand for amortization of share-based compensation), compared to $642 thousand (including a non-cash expense of $87 thousand for amortization of share-based compensation) for the same period in 2013. In addition to the non-cash share-based compensation, this increase relates to continued growth in the Company’s operations and costs associated with being a publicly traded entity in the US.

Operating Loss for the six months ended June 30, 2014 was $6.4 million, compared to an operating loss of $2.1 million for the same period in 2013. Operating loss for the second quarter of 2014 was $3.8 million, compared to an operating loss of $1.5 million for the same period in 2013. This increase is mainly attributable to the increase in self-funded research and development expenses, among other operating expenses and non cash expenses, as described above.

Cash Position: As of June 30, 2014, Evogene had $121.3 million in cash, short and long term bank deposits and marketable securities. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its cash burn for calendar 2014 will be in the range of the previously estimated $15 to $18 million.

Conference call and webcast details:
Evogene management will host a conference call today at 09:30 am Eastern time, 16:30 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-281-1167, and participants from Israel and other countries are invited to access the call at +972-3-918-0644. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through August 22, 2014.  US-based participants are invited to access the replay by dialing 1-888-782-4291, and participants from Israel and other countries are invited to access the replay at +972-3-925-5921. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

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About Evogene Ltd:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop quality, productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease), in key crops as corn, soybean, wheat and rice. In addition, Evogene has earlier stage operations in agriculture chemicals and seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Karen Mazor, Evogene
Director, Public and Investor Relations
T: +972 54 22 88 039
karen.mazor@evogene.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	$8,716	$16,884	$95,454
Marketable securities	78,549	33,657	31,452
Short-term bank deposits	24,000	-	-
Trade receivables	1,864	1,853	1,913
Other receivables	1,026	1,573	733

	114,155	53,967	129,552
LONG-TERM ASSETS:
Long-term bank deposits	10,000	-	-
Long-term deposits	20	33	28
Plant, property and equipment, net	7,188	7,572	7,215
Long-term investment	471	365	471
Intangible assets, net	22	67	45

	17,701	8,037	7,759

	$131,856	$62,004	$137,311
CURRENT LIABILITIES:
Trade payables	$1,488	$1,873	$2,014
Other payables	2,840	2,677	4,363
Liabilities in respect of grants from the Chief Scientist	603	528	625
Deferred revenues and other advances	1,572	3,968	1,572

	6,503	9,046	8,574

LONG-TERM LIABILITIES:
Liabilities in respect of grants from the Chief Scientist	2,939	3,101	3,008
Deferred revenues and other advances	567	2,539	963
Severance pay liability, net	19	19	19

	3,525	5,659	3,990
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 25,010,394 , 18,879,987 and 24,901,327 shares at June 30, 2014 and 2013 and December 31, 2013, respectively	138	103	137
Share premium and other capital reserve	172,077	93,303	169,469
Put option	-	(7,764)	-
Accumulated deficit	(50,387)	(38,343)	(44,859)

	121,828	47,299	124,747

	$131,856	$62,004	$137,311

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Revenues:

Research and development payments, including up-front payments	$7,542	$7,313	$3,767	$3,508	$15,028
Share purchase related revenues	165	1,621	83	810	2,553

Total Revenues	7,707	8,934	3,850	4,318	17,581

Cost of revenues	4,988	4,688	2,425	2,458	10,114

Gross profit	2,719	4,246	1,425	1,860	7,467

Operating expenses:

Research and development, net	6,012	4,666	3,355	2,480	11,107
Business development	936	532	562	305	1,517
General and administrative	2,124	1,197	1,236	642	3,564

Total operating expenses	9,072	6,395	5,153	3,427	16,188

Operating loss	(6,353)	(2,149)	(3,728)	(1,567)	(8,721)

Financing income	1,353	776	703	317	1,179
Financing expenses	(528)	(989)	(166)	(631)	(1,336)

Net and Comprehensive loss	$(5,528)	$(2,362)	$(3,191)	$(1,881)	$(8,878)

Basic and diluted loss per share	$(0.22)	$(0.12)	$(0.13)	$(0.10)	$(0.45)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital	Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2014 (audited)	$137	$169,469	$(44,859)	$124,747

Total comprehensive loss	-	-	(5,528)	(5,528)
Exercise of options	1	859	-	860
Share-based compensation	-	1,749	-	1,749

Balance as of June 30, 2014	$138	$172,077	$(50,387)	$121,828

	Share capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Unaudited

Balance as of January 1, 2013 (audited)	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(2,362)	(2,362)
Exercise of options	1	827	-	-	828
Share-based compensation	-	574	-	-	574

Balance as of June 30, 2013	$103	$93,303	$(7,764)	$(38,343)	$47,299

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share capital		Share Premium and other capital reserve	Accumulated Deficit	Total
	Unaudited

Balance as of April 1, 2014	$138		$170,986	$(47,196)	$123,928

Total comprehensive loss	-		-	(3,191)	(3,191)
Exercise of options	*	)	168	-	168
Share-based compensation	-		923	-	923

Balance as of June 30, 2014	$138		$172,077	$(50,387)	$121,828

*) Represent amount lower than $1 thousand

	Share capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Unaudited

Balance as of April 1, 2013	$102	$92,661	$(7,764)	$(36,462)	$48,537

Total comprehensive loss	-	-	-	(1,881)	(1,881)
Exercise of options	1	392	-	-	393
Share-based compensation	-	250	-	-	250

Balance as of June 30, 2013	$103	$93,303	$(7,764)	$(38,343)	$47,299

	Share capital	Share Premium and other capital reserve	Put Option	Accumulated Deficit	Total
	Audited

Balance as of January 1, 2013	$102	$91,902	$(7,764)	$(35,981)	$48,259

Total comprehensive loss	-	-	-	(8,878)	(8,878)
Shares issued, net	32	76,764	-	-	76,796
Issuance and exercise of put options	-	(4,483)	7,764	-	3,281
Exercise of options	3	2,556	-	-	2,559
Share-based compensation	-	2,730	-	-	2,730

Balance as of December 31, 2013	$137	$169,469	$-	$(44,859)	$124,747

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Cash flows from operating activities

Net loss	$(5,528)	$(2,362)	$(3,191)	$(1,881)	$(8,878)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,055	1,007	536	501	2,042
Share-based compensation	1,749	574	923	250	2,730
Net financing expenses (income)	(12)	213	(103)	314	157

	2,792	1,794	1,356	1,065	4,929

Changes in asset and liability items:

Decrease (increase) in trade receivables	49	(323)	12	105	(345)
Decrease (increase) in other receivables	(293)	(94)	5	175	(81)
Decrease in prepaid expenses	8	-	6	-	15
Increase (decrease) in trade payables	(606)	(255)	14	104	292
Increase (decrease) in other payables	(1,523)	(502)	(565)	425	940
Increase in severance pay liability, net	-	8	-	8	8
Increase (decrease) in deferred revenues	(396)	(2,202)	172	(1,112)	(3,191)

	(2,761)	(3,368)	(356)	(295)	(2,362)

Cash received during the period for:

Interest received	226	634	143	596	1,041

Net cash used in operating activities	(5,271)	(3,302)	(2,048)	(515)	(5,270)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2014	2013	2014	2013	2013
	Unaudited				Audited
Cash flows from investing activities

Purchase of property, plant and equipment	$(925)	$(731)	$(622)	$(582)	$(1,613)
Proceeds from sale of marketable securities	8,096	13,291	3,759	6,914	18,157
Purchase of marketable securities	(55,359)	(16,831)	(7,513)	(8,253)	(19,444)
Investment in bank deposits	(34,000)	-	-	-	-

Net cash used in investing activities	(82,188)	(4,271)	(4,376)	(1,921)	(2,900)

Cash flows from financing activities

Proceeds from issuance of shares, net	-	-	-	-	$77,014
Issuance expenses	-	(550)	-	(550)	-
Proceeds from exercise of warrants and options	860	828	168	393	2,559
Proceeds from the Chief Scientist grants	126	155	126	73	348
Repayment of the Chief Scientist grants	(272)	(255)	-	-	(513)

Net cash provided by (used in) financing activities	714	178	294	(84)	79,408

Exchange rate differences - cash and cash equivalent balances	7	17	(12)	35	(46)

Increase (decrease) in cash and cash equivalents	(86,738)	(7,378)	(6,142)	(2,485)	71,192

Cash and cash equivalents, beginning of the period	95,454	24,262	14,858	19,369	24,262

Cash and cash equivalents, end of the period	$8,716	$16,884	$8,716	$16,884	$95,454

Significant non-cash transactions

Acquisition of property, plant and equipment	$379	$526	$379	$526	$299

Long-term investment	-	$365	-	-	$471

Issuance expenses	-	$259	-	$259	$218